Filed by Helix Energy Solutions Group, Inc. pursuant to
Rule 425 under the Securities Act of 1933,
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Helix Energy Solutions Group, Inc.
Commission File No.: 001-32936

 Creating a Premier Integrated Offshore Services Company  June 2026

 Disclaimer  Forward-Looking Statements  This presentation contains forward-looking statements. All statements, other than statements of present or historical fact included in this presentation, regarding Helix Energy Solutions Group, Inc.’s (“Helix”) proposed merger with Hornbeck Offshore Services, Inc. (“Hornbeck”), Helix’s ability to consummate the transaction, the benefits of the transaction and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, estimated synergies, projected costs, prospects, plans and objectives of management are forward-looking statements. These statements are based on current expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially. Words such as “anticipate,” “believe,” “expect,” “intend,” “may,” “plan,” “project,” “should,” “will” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements contain these identifying words, and the absence of these words does not mean that a statement is not forward-looking. Such forward-looking statements include, but are not limited to, statements regarding: Helix’s and Hornbeck’s expectations, hopes, beliefs, intentions or strategies regarding the completion of the proposed transaction on the anticipated terms and timing, or at all, including obtaining regulatory and shareholder approvals, and the satisfaction of other conditions to the completion of the proposed transaction; timeline and ability to realize anticipated benefits of the proposed transaction (including expected synergies and balance sheet balances); and governance of the combined company. These forward-looking statements are based largely on Helix’s and Hornbeck’s current expectations. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause Helix’s or Hornbeck’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, risks related to potential litigation relating to the proposed transaction, including the effects of any outcomes related thereto; the risk that disruptions from the proposed transaction (including the ability of certain customers to terminate or amend contracts upon a change of control) will harm Helix’s or Hornbeck’s business, including current plans and operations, including during the pendency of the proposed transaction; the ability of Helix or Hornbeck to retain and hire key personnel, to retain customers or maintain relationships with their respective suppliers and customers; the diversion of management’s time and attention from ordinary course business operations to completion of the proposed transaction; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; legislative, regulatory and economic developments; potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect Helix’s or Hornbeck’s financial performance as well as unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies, expansion and growth of Helix’s or Hornbeck’s businesses; the inability of Helix and Hornbeck to achieve expected synergies from the transaction or that it may take longer or be more costly than expected to achieve those synergies; an inability to de-leverage on the expected timeline, or at all; the imposition of any terms and conditions on any required governmental and regulatory approvals that could reduce the anticipated benefits to Helix and Hornbeck of the acquisition; the inability to successfully integrate Hornbeck’s operations with those of Helix without unexpected cost or delay; certain restrictions during the pendency of the proposed transaction that may impact Helix’s or Hornbeck’s ability to pursue certain business opportunities or strategic transactions; the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed transaction, including in circumstances requiring Helix or Hornbeck to pay a termination fee and expense reimbursement; the risk that Helix’s or Hornbeck’s share price may decline significantly if the proposed transaction is not consummated; there may be liabilities that are not known, probable or estimable at this time or unexpected costs, charges or expenses; actions by governments, regulatory authorities, customers, suppliers and partners; market conditions; results from acquired properties; demand for services; the performance of contracts by suppliers, customers and partners; operating hazards and delays, which includes delays in delivery, chartering or customer acceptance of assets or terms of their acceptance; ultimate ability to realize current backlog; employee management issues; complexities of global political and economic developments; geologic risks; volatility of oil and gas prices and other risks described from time to time in Helix’s filings with the Securities and Exchange Commission (“SEC”). In addition, Helix and Hornbeck caution you that the forward-looking statements contained in this presentation are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the proposed transaction or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against Helix or Hornbeck following announcement of the proposed transaction; (iii) the inability to complete the proposed transaction due to the failure to obtain approval of the shareholders of Helix or Hornbeck, or other conditions to closing in the merger agreement; (iv) the risk that the proposed transaction disrupts Helix’s or Hornbeck current plans and operations as a result of the announcement of the proposed transaction; (v) Helix’s and Hornbeck’s ability to realize the anticipated benefits of the proposed transaction, which may be affected by, among other things, competition and the ability of Helix and Hornbeck to grow and manage growth profitably following the proposed transaction; and (vi) costs related to the proposed transaction. The forward-looking statements in this presentation are based upon information available to Helix and Hornbeck as of the date of this presentation and, while Helix and Hornbeck believe such information forms a reasonable basis for such statements, these statements are inherently uncertain, and you are cautioned not to unduly rely upon these statements. Except as required by applicable law, Helix and Hornbeck do not plan to publicly update or revise any forward-looking statements contained in this presentation, whether as a result of any new information, future events or otherwise. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in Helix’s periodic filings with the SEC, including Helix’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, Helix’s subsequent Quarterly Reports on Form 10-Q and in the Form S-4. Helix’s SEC filings are available publicly on the SEC’s website at www.sec.gov.  Participants in the Solicitation  Helix and certain of its directors and executive officers and Hornbeck and certain of its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the shareholders of Helix (the “Helix Shareholders”) with respect to the proposed transaction under the rules of the SEC. Information regarding the names, affiliations and interests of certain of Helix’s directors and executive officers in the solicitation by reading Helix’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025 filed with the SEC on February 26, 2026, Helix’s subsequent Quarterly Reports on form 10-Q filed with the SEC, Helix’s definitive proxy statement for the 2026 annual meeting of shareholders filed with the SEC on April 1, 2026, the proxy statement/prospectus (as defined below) and other relevant materials filed with the SEC in connection with the proposed transaction when they become available. Free copies of these documents may be obtained as described in the paragraphs above. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Helix Shareholders in connection with the proposed transaction, including a description of their direct and indirect interests, by security holdings or otherwise, is included in the proxy statement/prospectus and will also be set forth in other relevant materials when filed with the SEC.  Important Information About the Proposed Transaction and Where to Find It  In connection with the proposed transaction, Helix has filed with the SEC a registration statement on Form S-4 to register the common stock of Helix to be issued in connection with the proposed transaction. The registration statement includes a document that serves as a proxy statement and prospectus of Helix (the “proxy statement/prospectus”), and Helix will file other documents regarding the proposed transaction with the SEC. This document is not a substitute for the registration statement, the proxy statement/prospectus, or any other document that Helix has filed or may file with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT HELIX AND HORNBECK, THE PROPOSED TRANSACTION, THE RISKS RELATED THERETO, AND RELATED MATTERS.  After the registration statement has been declared effective, a definitive proxy statement will be mailed to the Helix Shareholders. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus, as each may be amended or supplemented from time to time, and other relevant documents filed by Helix with the SEC (if and when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Helix, including the proxy statement/prospectus, will be available free of charge from Helix’s website at helixesg.com under the “Investors” tab.  No Offer or Solicitation  This presentation is not intended to and does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended  Non-GAAP Financial Measures  This presentation contains certain financial measures not presented in accordance with U.S. generally accepted accounting principles ("GAAP"), including, but not limited to, Adjusted EBITDA and Adjusted EBITDA Margin. These non-GAAP financial measures are not measures of financial performance in accordance with GAAP and may exclude items that are significant in understanding and assessing the financial results of Helix, Hornbeck or the pro forma combined company if the proposed transaction is consummated. Therefore, these measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP. You should be aware that the presentation of these measures may not be comparable to similarly-titled measures used by other companies. A reconciliation of these non-GAAP financial measures to the most directly comparable GAAP measure is included in the Appendix to this presentation.   Helix and Hornbeck's management teams believe the non-GAAP financial measures contained in this presentation provide useful information to the management teams and investors regarding certain financial and business trends relating to Helix and Hornbeck's respective financial conditions and results of operations. However, these non-GAAP financial measures are subject to inherent uncertainty and reflect the exercise of judgments by Helix and Hornbeck's management teams about which items of expense and income are excluded or included in determining these non-GAAP financial measures. Please refer to the Appendix to this presentation for additional information about the items of expense and income that are included in determining the non-GAAP financial measures contained in this presentation and for a reconciliation of non-GAAP financial measures contained in this presentation to the most directly comparable GAAP measure. For purposes of this presentation, Helix's presentation of non-GAAP metrics has been aligned to Hornbeck’s historical calculation and presentation of such non-GAAP metrics and may therefore differ from Helix's presentation of non-GAAP metrics elsewhere.

 Combination Rationale  Combines Two Market Leaders Into an Integrated Deepwater Offshore Services Platform  Complementary Businesses  Expanded Service Offerings and Customer Diversification  Growth Platform with Scale  Significant Revenue and Cost Synergies  Aligned Cultures and Proven Leadership Team  +  Well Intervention, Subsea Robotics and Technical Services  High-Specification Fleet of Specialty Vessels  The Combined Company will be renamed Hornbeck Offshore Services and trade on the NYSE under the Ticker Symbol “HOS”

Transaction Summary

Transaction Structure	■ All-stock transaction ■ Pre-merger Helix shareholders will own 45% and pre-merger Hornbeck securityholders will own 55% of the combined company[1]
Leadership and Governance	■ Todd Hornbeck will serve as CEO ■ William Transier will serve as Chairman ■ 7-member board with 3 Directors from Helix and 4 Directors from Hornbeck
Headquarters and Listing	■ Company will be headquartered in Houston, TX and Covington, LA ■ Combined Company to be named Hornbeck Offshore Services and will trade on the NYSE under the ticker symbol "HOS"; Helix brand to be retained for Well Intervention Services
Timing	■ Transaction approved by directors of both boards ■ Hornbeck principal stockholders (including funds affiliated with Ares) have approved the transaction ■ Helix shareholder approval required ■ Transaction expected to close in the second half of 2026, subject to regulatory, Helix shareholder and other customary approvals

Select Combination Highlights

85+[2]
Total Vessels

$2.0bn
Total Backlog YE 2025

7
Well Intervention Vessels

48
Robotics and Trenching Assets

15
Multi-Purpose Support Vessels (MPSVs)[2]

58
Offshore Supply Vessels (OSVs)

> $500mm
Cash at Closing

0.1x
Leverage Current Net Debt[3] / LTM Adjusted EBITDA[4]

[1] Pro Forma ownership is based on a fully diluted basis. | [2] Includes two new build Multi-Purpose Support Vessels. | [3] As of 3/31/2026, pro forma for sale of Alliance prior to transaction related costs. | [4] Reflects the sum of Hornbeck Q1 LTM Adjusted EBITDA plus Helix Q1 LTM Adjusted EBITDA as of 31-March-2026. Adjusted EBITDA is a non-GAAP financial measure. See Appendix for reconciliations.

4

 Post-Merger Executive Leadership  Todd M. Hornbeck  President, Chief Executive Officer & Director  Scotty Sparks  EVP & Chief Operating Officer,  Subsea Services and Well Intervention  Ben Todd  EVP & Chief Operating Officer,  Marine Transportation and Specialty  Daniel Stuart  EVP & Chief Commercial Officer  Brian Cook  EVP & Chief Accounting Officer  Sam Giberga  EVP, General Counsel and Secretary  Priscilla Heistad  EVP & Chief Human Resources Officer  Potter Adams  EVP & Chief Financial Officer

 Global Presence in Key Offshore Markets  Transaction Merges Two Industry Leaders with Complementary Businesses and Geographic Presence providing Diversified Services to the Full Deepwater Life Cycle  Revenue by Region(1)  Source of world map – slide is an image copy to crop top of map  1 Represents 2025 Revenue.  Hornbeck  Helix

  Drilling Support   Oilfield Specialty   Military & Other    Non-Oilfield   Decommissioning   Subsea   IRM  Integration of complementary service offerings increases customer relevance and creates unique cross-selling opportunities that drive growth and improve margins  Combined fleet of vessels and specialty equipment enables comprehensive suite of combined services as a “one-stop shop” for customers while enhancing profitability through asset optimization and scale  Oil and Gas  Non – Oil and Gas  Operational logistics for submarine fleet  Submarine rescue, training & support  Long range acoustic survey support  Autonomous vessels  Defense  Offshore wind farm survey & installation support  Windfarm operation and maintenance support  Submarine cable survey  Bubble curtains / Boulder and Unexploded Ordinance (UXO) removal  Renewable Energy  Rocket component landing and recovery platform  Vessel support for testing and retrieval  Aerospace  Hurricane relief  Aircraft disasters  Vessel salvage operations  Environmental response  Humanitarian Assistance and Disaster Relief (HADR)  Drilling Support  Oilfield Specialty  Well Intervention & Decommissioning  Subsea Services / Inspection Repair and Maintenance (IRM)  2025 Combined Revenue Mix  Complementary Businesses Providing Diversified Service Offerings

 World Class Deepwater Fleet  Combined Company Forms an Expanded and Enhanced High-Specification Fleet with a Focus on Well Intervention, Subsea & Specialty Services, Robotics, Marine Transportation, and Emerging Technologies to Support the Energy, Defense and Renewable Markets   7 Total Well Intervention Vessels  2 monohull riserless vessels  3 semi-submersible riser-based vessels  2 monohull riser-based vessels(1)  12 Subsea systems  Well Intervention Vessels  15 Total MPSVs  5 Subsea MPSVs  5 Specialty MPSVs  3 Flotels  2 Newbuild MPSVs arriving in 2027   Multipurpose Support Vessels  6 Subsea trenching systems  39 work class remotely operated vehicles (ROVs)  6 trenching and subsea light construction vessels(1)  Robotics and Trenching  58 Total OSVs  22 Ultra High-Spec OSVs  18 High-Spec OSVs  18 Mid-Spec OSVs(2)  Offshore Support Vessels  1 Chartered vessels | 2 Includes two low-spec vessels.

    MPSV & OSV Vessels  Subsea Systems  ROVs  Well Intervention Vessels  Customers procured one or more discrete services  Multiple vendors and fragmented margin pool  Less efficient asset deployment  Integrated, end-to-end service offering  Single counterparty for multiple services  Streamlined execution through comprehensive project management  Optimized asset deployment  Differentiated Integrated Services Offering  After Merger  Before Merger  Customers Procure  MPSV & OSV Vessels  ROVs  Subsea Systems  Engineering  Serving multiple growing end markets:  Oil & Gas  Renewables  Defense  Well Intervention Vessels  Engineering  Integrated Services  /

High Synergy Potential from Incremental Utilization and Margin Expansion


Increase in Margin[1]
Incremental Utilization[2]
Incremental Adj. EBITDA[3]
~$ 40
$ 25
$ 15
~$ 50
$ 30
$ 20
~$ 75
$ 45
$ 30
~$ 100
$ 60
$ 40

Increase in Margin:	1.8%	2.0 %	2.5 %	3.0 %
Incremental Utilization:	0.8%	1.0 %	1.5 %	2.0 %

Asset	2025A Utilization
HOS MPSVs	65 %
HOS OSVs	75 %
HLX Well Intervention Vessels	75 %
HLX ROVs	60 %
HLX Robotics Vessels	55 %

Note: $ in millions. Excludes impact of MPSV newbuilds, stacked fleet and any potential additional ROV purchases. | [1] Assumes increases in EBITDA margin across the fleet. | [2] Assumes 85% contribution margin for incremental utilization. | [3] Adjusted EBITDA is a non-GAAP financial measure. See Appendix for reconciliations.

10

 Global Presence with Strong Exposure to Key Deepwater and Specialty Offshore Markets  Complementary Innovative Marine Solutions  Growth Platform with Scale  Value Creation via Organic Growth, Operational Efficiencies and Strategic M&A  Aligned Cultures with Proven Leadership  The Premier Integrated Offshore Services Company

 Appendix

 Supplemental Updates  1 Adjusted EBITDA is a non-GAAP financial measure. See Appendix for reconciliations.  Transaction Synergies  At least ~$75 million of annual synergies within three years of closing consisting of:  At least ~$45 million of annual revenue synergies driven by increased asset utilization and margin expansion  At least ~$30 million of cost synergies  Alliance Divestiture  As previously communicated on May 4, 2026, Helix announced the sale of all of the equity interests of its Gulf of America-focused Shallow Water Abandonment business to C-Dive, LLC, a member of the Chouest group of companies, for expected total proceeds of ~$135mm in cash, comprised of $107.5mm at closing plus estimated future working capital adjustments  Alliance generated ~$200mm of Revenue and ~$35mm of Adj. EBITDA1 in 2025A and ~$204mm of Revenue and ~$38mm of Adj. EBITDA1 for the last twelve months ended Q1 2026  Excluding Alliance, Helix generated ~$1,092mm of Revenue and ~$252mm of Adj. EBITDA1 in 2025A and ~$1,097mm of Revenue and ~$232mm of Adj. EBITDA1 for the last twelve months ended Q1 2026  Hornbeck Q1 2026 Financial Results  Hornbeck Q1 actual results are included in the following slides  In Q1 2026, Hornbeck generated Revenue and Adj. EBITDA1 of $173mm and $65mm, respectively, representing an increase of ~24% and ~126% YOY vs. Q1 2025  On an LTM basis as of 3/31/2026, Hornbeck generated $753mm of Revenue and $324mm of Adj. EBITDA1

Transaction Process Update

	Item / Event	Date
Completed	Signing of Merger Agreement	April 22
	Sale of Alliance	May 1
	Helix Annual Meeting of Shareholders	May 13
	File HSR Notification	May 20
	File ex-US regulatory filings in UK, Brazil and Poland	May 20
	File Form S-4 and Proxy Statement / Prospectus	June 4
Key Events to Closing	S-4 Declared Effective, 424b Filed and Proxy Statement Mailing Commenced	~ 2nd half 2026
	Ex-US Regulatory Approval	~ 2nd half 2026
	Helix Shareholder Vote	~ 2nd half 2026
	Closing	~ 2nd half 2026

Note: Illustrative timeline assumes no second request or "pull and refile" for US HSR filing and simple case under foreign regulatory approvals.

14

 Combined Historical Financials  ($ in millions)  Source: Helix and Hornbeck Financial Disclosures  1 Adjusted EBITDA is a non-GAAP financial measure. See Appendix for reconciliations. | 2 Total proceeds of ~$135mm in cash, comprised of $107.5mm at closing plus $27.9mm of estimated net working capital adjustments.  Q1 2026 Balance Sheet | Pro Forma for Alliance Sale  Revenue | (Excludes Alliance)  Adj. EBITDA1 | (Excludes Alliance)  Funded Debt  $ 778  Cash   (570)  Alliance Proceeds2   (135)  Net Debt  $ 73   Hornbeck   Helix

 Scale and Growth Platform  Active Organic Growth | (Excludes Alliance)  Key Growth Expectations  Increased scale, lower cost of capital and higher cash generation  Strong balance sheet and low leverage  Lower earnings volatility and greater resilience through-cycle  Positioned for organic and inorganic growth  Commissioning Service Operation Vehicle (C/SOV) came online in 4Q 2025  Two 400-Class MPSV newbuilds expected to come online in 2027  Potential reactivation of stacked Mid-, High- and Ultra High-Spec OSVs  Potential future increases in effective dayrates for active fleet of OSVs and MPSVs, respectively  Potential well intervention vessel dayrate expansion with improving offshore workover market  Well-Positioned for Future Growth and Sustained Shareholder Value Supported by Increased Scale, Balance Sheet Strength and Robust Free Cash Flow Generation  (1)   Hornbeck   Helix  ($ in millions)  1 Reflects the sum of Hornbeck Q1 LTM Adjusted EBITDA plus Helix Q1 LTM Adjusted EBITDA as of 31-March-2026. Adjusted EBITDA is a non-GAAP financial measure. See Appendix for reconciliations.

Pre-Transaction Hornbeck

Company Overview

- **Leading Deepwater High - and Ultra High-Spec footprint** across the U.S. GoA, Mexico, the Caribbean, Northern South America and Brazil
- **Tailored subsea and logistics solutions** that address a broad spectrum of unique customer "life-of-field" requirements
- **High barriers to entry** with key legislative flag protections, such as the U.S. Jones Act
- **Diversified revenue base at market-leading dayrates** with large, blue-chip customers
- **Proven, consistent operational performance** with an unwavering commitment to safety

Hornbeck by the Numbers

71
Vessels in Current Fleet
58 Multi-class Offshore Support Vessels ("OSVs" or "PSVs") 13 Multi-Purpose Support Vessels ("MPSVs")(1)

+2 = 73
New MPSVs expected to be delivered in 2027

~$324mm
LTM Adjusted EBITDA(2)

43%
LTM Adjusted EBITDA Margin(2)

57
U.S. Jones Act-Qualified vessels
Represents 78% of Hornbeck's pro forma fleet of 73 vessels

$5.8B
Total Fleet Replacement Value(3)

$2.7B
Appraised Fair Value(3)

20+ Year
Average expected remaining economic useful life of currently active fleet(4)

One of the preeminent, market-leading providers of deepwater Ultra High-Spec marine transportation services to a broad range of offshore energy, infrastructure and defense customers

[1] Includes the MPSV HOS Rocinante that was recently placed in service in November 2025; does not include four non-owned managed OSVs. | [2] Adjusted EBITDA Margin represents Adjusted EBITDA divided by total revenue. Adjusted EBITDA is a non-GAAP financial measure. See Appendix for reconciliation. | [3] Reflects the fair market value and replacement value provided by VesselsValue™ for pro forma fleet of 58 OSVs and 15 MPSVs as of April 2026. | [4] Based on a 35-year economic useful life.

17

Pro Forma Company is a Market Leader in Maritime Services for the Defense Industry

Defense Fleet and Representative Functions



HOS MAX




HOS MAX



	Submarine Support	Vessel Support	Blocking Vessel	Emerging Technologies: Autonomy / AI
Operations Overview	✓ Submarine support training ✓ General logistical services/special missions	✓ Vessel support for sea-based, X-band radar system (SBX)	✓ Proof of concept design by HOS ✓ Transportation Auxiliary General Submarine Escort (T-AGSE) O&M contract ✓ Submarine security and resupply	✓ Surveillance Towed Array Sensor System – Expeditionary (SURTASS-E) sonar system support and transportation ✓ Autonomous Vessel Prototypes ✓ Stern-Landing Vessel: Transportation and landing of military mobile equipment for USMC
Avg. Contract Duration[(1)]	5.0 yrs / 2.4 yrs	7.0 yrs	10.0 yrs (each)	5.0 yrs (each)

Key Attributes of Hornbeck Defense Operations

- *Long-standing tenor (20 years since original military vessel tender)*
- *Trusted relationships with key ranking members of military*
- *High-level security clearances for personnel and facilities*
- *Robust and flexible fleet capable of diverse operations*
- *History of providing creative solutions*

Combined Company expected to hold strong advantages in the Defense Services business, a growing percentage of revenue

[1] *Inception to date, inclusive of expected renewals.*

18

Helix | Non-GAAP Reconciliation  Note: All amounts exclude Alliance.  March 31, 2026  March 31, 2025  March 31, 2026  December 31, 2025

 Hornbeck | Non-GAAP Reconciliation  ($ in thousands, unaudited)  Three Months Ended  Twelve Months Ended  March 31, 2026     March 31, 2025  March 31, 2026     December 31, 2025  Reconciliation from Net Income to EBITDA and Adjusted EBITDA:                       Net income  $ 19,103   $ 106   $ 192,387   $ 173,390   Interest, net                       Interest expense  9,259   8,002   33,816   32,559   Interest income  634     1,283     5,869     6,518  Total interest, net  8,625     6,719  27,947  26,041  Income tax expense  6,831      (244)     (3,907)     (10,982)  Depreciation  12,025  10,007  43,572  41,554  Amortization  12,775     9,827     46,763     43,815  EBITDA  $ 59,359      $ 26,415   $ 306,762   $ 273,818   Loss on early extinguishment of debt  -     -     67     67  Stock-based compensation expense   1,160   1,114   7,769   7,723   Interest income  634      1,283      5,869      6,518   Merger and integration costs  3,931   -  3,931   -  Research and development expense  13      -     13      -  Adjusted EBITDA  $ 65,097      $ 28,812   $ 324,411   $ 288,126

 Alliance Financials  March 31, 2026  December 31, 2025  March 31, 2026  March 31, 2025